                                                                    Exhibit 99.1
                                    DIONE PLC
                              Financial Statements

                   For the three years ended 31 December 2003

                                     CONTENT
                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                 1

PROFIT AND LOSS ACCOUNT                                                      2

BALANCE SHEET                                                                3

CASH FLOW STATEMENT                                                          4

NOTES                                                                        5

KPMG

      PO Box 695
      8 Salisbury Square
      London EC4Y 8BB
      United Kingdom

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS

DIONE PLC

We have audited the accompanying balance sheets of Dione plc as of December 31,
2003, 2002 and 2001, and the related profit and loss accounts and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dione plc as of December 31,
2003, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United
States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the financial statements.

KPMG LLP

London, England

November 10, 2004

                                       1-1

PROFIT AND LOSS ACCOUNT
for the years ended 31 December

                                                             Note         2003            2002            2001
                                                                    (POUND)000      (pound)000      (pound)000

TURNOVER                                                     2          17,044          12,298          13,772
Cost of sales                                                           (8,550)         (8,483)        (11,072)
                                                                        ------          ------          ------

GROSS PROFIT                                                             8,494           3,815           2,700
Selling and distribution costs                                          (1,680)         (1,185)           (848)
Administrative and other expenses                                       (5,888)         (5,664)         (5,274)
                                                                        ------          ------          ------

OPERATING PROFIT / (LOSS)                                                  926          (3,034)         (3,422)
Interest receivable and similar income                       6              15              15              41
Interest payable and similar charges                         7              (5)           (188)           (214)
                                                                        ------          ------          ------

PROFIT / (LOSS) ON ORDINARY ACTIVITIES BEFORE                3             936          (3,207)         (3,595)
  TAXATION
Taxation benefit                                             8             631             143              21
                                                                        ------          ------          ------

PROFIT / (LOSS) ON ORDINARY ACTIVITIES AFTER                             1,567          (3,064)         (3,574)
  TAXATION
Non-equity appropriation                                                    --            (366)           (366)
                                                                        ------          ------          ------
RETAINED PROFIT / (LOSS) FOR THE FINANCIAL YEAR                          1,567          (3,430)         (3,940)
                                                                        ======          ======          ======

The results for the year are derived from continuing operations.

There are no recognised gains and losses other than those included in the profit and loss account.

                                      1-2

BALANCE SHEET
at 31 December 2003

                                             Note
                                                              2003                      2002                   2001
                                                       (POUND)       (POUND)     (pound)   (pound)     (pound)      (pound)
                                                         000           000         000       000         000          000

FIXED ASSETS
Intangible assets                               9                      266                    119                     166
Tangible assets                                10                      582                    511                     541
                                                                    ------                 ------                  ------
                                                                       848                    630                     707

CURRENT ASSETS
Stocks                                         11         965                       937                 1,386
Debtors                                        12       3,858                     1,514                 2,853
Cash at bank and in hand                                1,476                     1,230                   909
                                                       ------                    ------                ------
                                                        6,299                     3,681                 5,148
CREDITORS: amounts falling due within
   one year                                    13      (7,685)                   (6,914)               (6,806)
                                                       ------                    ------                ------

NET CURRENT ASSETS/(LIABILITIES)                                    (1,386)                (3,233)                 (1,658)
                                                                    ------                 ------                  ------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 (538)                (2,603)                   (951)

CREDITORS: amounts falling due after
   more than one year                          14                   (2,579)                (2,087)                 (2,175)
                                                                    ------                 ------                  ------
NET LIABILITIES                                                     (3,117)                (4,690)                 (3,126)
                                                                    ======                 ======                  ======

CAPITAL AND RESERVES
Called up share capital                        16                      138                    138                     123
Share premium account                          18                    6,036                  6,036                   4,551
Profit and loss account                        18                   (9,291)               (10,864)                 (7,800)
                                                                    ------                 ------                  ------
                                                                    (3,117)                (4,690)                 (3,126)
SHAREHOLDERS' DEFICIT
Attributable to - equity shareholders                 (10,489)                  (12,062)               (8,632)
Attributable to - non equity shareholders               7,372                     7,372                 5,506
                                                      -------                   -------                ------

                                                                    (3,117)                (4,690)                 (3,126)
                                                                    ======                 ======                  ======

These financial statements were approved by the board of directors on 10
November 2004 and were signed on its behalf by:

S D GRAY
Director

                                      1-3

CASH FLOW STATEMENT
for the year ended 31 December 2003

                                                    Note
                                                                     2003                 2002                  2001
                                                              (POUND)    (POUND)   (pound)   (pound)     (pound)     (pound)
                                                                000        000       000       000         000         000

NET CASH INFLOW/(OUTFLOW) FROM OPERATING
ACTIVITIES                                                                 814              (1,014)                   (930)
                                                     22

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
  Interest received                                              15                   15                   41
  Interest element of finance lease rental                       (1)                  (4)                  (9)
    payments
  Interest paid                                                  (4)                 (15)                  (2)
                                                               ----                -----               ------

NET CASH INFLOW/(OUTFLOW) FROM RETURNS ON
  INVESTMENT AND SERVICING OF FINANCE                                       10                  (4)                     30

TAXATION
  Tax received/(paid)                                             -                  143                  (12)
                                                               ----                -----               ------

                                                                                               143                     (12)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
  Purchase of tangible fixed assets                            (293)                (223)                (238)
  Purchase of intangible assets                                (279)                 (52)                (199)
  Sale of current asset investments                               -                    -                  147
  Sale of fixed assets                                            2                    -                    2
                                                               ----                -----               ------

NET CASH OUTFLOW FROM INVESTING ACTIVITIES                                (570)               (275)                   (288)
                                                                          ----               -----                  ------

CASH INFLOW/(OUTFLOW) BEFORE FINANCING                                     254              (1,150)                 (1,200)

FINANCING
Capital element of finance lease rental
  payments                                                       (8)                 (29)                 (48)
New series B preference shares                                    -                1,500                    -
                                                               ----                -----               ------

NET CASH (OUTFLOW)/INFLOW FROM FINANCING                                    (8)              1,471                     (48)
                                                                          ----               -----                  ------
INCREASE/(DECREASE) IN CASH AND CASH                                       246                 321                  (1,248)
                                                                          ====               =====                  ======
EQUIVALENTS

                                      1-4

NOTES
(forming part of the financial statements)

1 ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the company's financial statements, except as noted below.

BASIS OF PREPARATION

The special purpose financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The special purpose financial statements have been prepared in accordance with applicable UK accounting standards, and under the historical cost accounting rules.

The company's subsidiary undertaking has not traded during the period and the investment has been fully provided, therefore when taken together the company's subsidiary is not material for the purpose of giving a true and fair view. These financial statements present information about the company as an individual undertaking and not about its group.

CHANGE IN ACCOUNTING POLICY AND PRESENTATION OF FINANCIAL INFORMATION

After consideration of Application Note G and evidence of industry practice the directors have reassessed the treatment of the extended warranty provision under
UK GAAP. Application Note G requires the seller to recognise as revenue the fair value of the seller's right to consideration through performance of its contractual obligations. Accordingly, turnover in respect of extended warranties and service contracts is recognised over the life of the agreement on performance of the contractual obligations to the customer. Related costs are charged to the profit and loss account as incurred.

Revenues earned from extended warranties and service contracts were previously included in turnover in the period in which they were sold with full provision for liabilities for repair costs which the company had assumed under these contracts. This charge has been accented for as a prior period adjustment and previously reported figures have been restated accordingly. The financial effects on the profit and loss account and balance sheet are set out in note 20.

LIQUIDITY

The accounts have been prepared on a going concern basis.

Although the company has net liabilities as at 31 December 2003, this is after inclusion of the loan advance from shareholders (see note 25). The directors have prepared projected cash flow information which demonstrate that the company is expected to have sufficient funding to enable it to meet its liabilities as and when they fall due for a period of at least twelve months from the date of the approval of these financial statements. On the basis of this cash flow information the directors consider that the company will continue to operate within the facilities currently available. The financial statements do not include any adjustments that would result from a withdrawal of the funding facilities.

FIXED ASSETS AND DEPRECIATION

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

Plant and machinery        -        15% per annum straight line
Office equipment           -        25% per annum straight line
Leased assets              -        over the term of the lease

                                      1-5

NOTES (continued)

1        ACCOUNTING POLICIES (continued)

STOCKS

Stocks are stated at the lower of cost and net realisable value on a first in, first out basis. Costs include all direct costs incurred in bringing the stocks to their present location and condition. Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

LEASING AND HIRE PURCHASE COMMITMENTS

Assets held under finance leases and hire purchase contracts are treated as if they had been purchased outright at the present value of the rentals payable, less finance charges, over the primary period of the leases. The corresponding obligations under these leases are shown as creditors. The financial charge element of rentals payable is charged to the profit and loss account so as to produce a constant rate of charge on the outstanding balance in each period.

Rental payments under operating leases are charged to the profit and loss account on a straight line basis over the period of the leases.

TAXATION

The charge for taxation is based on the results for the year and takes into account deferred tax. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19 "Deferred Tax".

FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated to sterling at rates of exchange ruling at the balance sheet date.
All exchange differences are dealt with in the profit and loss account.

The results of the overseas branch are translated at the average rates during the year and the balance sheet is translated at the year end exchange rate.
Exchange differences arising on the re-translation at the year end rates of opening net assets and results for the year of the overseas branch are dealt with through reserves.

RESEARCH AND DEVELOPMENT

Research and development costs are capitalised where they meet the criteria of
SSAP 13.

TURNOVER

Turnover represents the amounts (excluding valued added tax) derived from the provision of goods and services to customers. Turnover is recognised on delivery to the customer.

Revenue earned from extended warranty and service contracts is recognised as turnover over the life of the agreement when the company obtains the right to consideration by performance of its contractual obligations under the expended warranty and service contract.

                                      1-6

NOTES (continued)

2 TURNOVER

                                                                    2003           2002           2001
                                                              (POUND)000     (pound)000     (pound)000
BY GEOGRAPHICAL MARKET

United Kingdom                                                    13,454          8,219          9,745
Rest of Europe                                                     1,514            917            911
Rest of World                                                      2,076          3,162          3,066
                                                                  ------         ------         ------
                                                                  17,044         12,298         13,772
                                                                  ======         ======         ======

3 PROFIT /(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                                    2003           2002           2001
                                                              (POUND)000     (pound)000     (pound)000

PROFIT / (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION
  IS STATED AFTER CHARGING:
Amortisation of intangible fixed assets                              132             99             33
Depreciation of owned tangible fixed assets                          181            225            208
Depreciation of tangible fixed assets held under finance
leases and hire purchase contracts                                    19             28             49
Provision against investments in shares and loans to
  Subsidiaries                                                         -              -             39
Loss on sale of tangible fixed assets                                 20              -              2
Loss on sale of current asset investments                              -              -             24
Rentals payable under operating leases:
    - land and building                                              254            208            190
    - other assets                                                    79            106            153
Auditors' remuneration:
    - audit services                                                  33             32             33
    - other services                                                  41             23             28
Research and development expenditure                                 286            169            116
                                                                  ======         ======         ======

4 DIRECTORS' EMOLUMENTS

                                                                    2003           2002           2001
                                                              (POUND)000     (pound)000     (pound)000

Directors' emoluments                                                598            412            544
                                                                  ======         ======         ======

Company contributions to money purchase scheme                        22             23             32
                                                                  ======         ======         ======

The emoluments of the highest paid director excluding pension contributions were
(pound)311,793 (2002: (pound)175,793) (2001: (pound)161,433). Company pension contributions of (pound)16,625 (2002: (pound)17,196) (2001: (pound)17,196) were made to a money purchase scheme on their behalf.

                                      1-7

NOTES (continued)

5 STAFF NUMBERS AND COSTS

The average number of persons employed by the company (including directors)
during the year analysed by category was as follows:

                                  2003         2002         2001

Administration                      14           13           15
Engineering and Production          67           61           83
Selling and distribution            17           13           13
                                 -----        -----        -----
                                    98           87          111
                                 =====        =====        =====

The aggregate payroll costs of these persons were as follows:

                                  2003         2002         2001
                            (POUND)000   (pound)000   (pound)000

Wages and salaries               3,806        3,547        3,438
Social security costs              425          323          361
Other pension costs                238          203          194
                                 -----        -----        -----
                                 4,469        4,073        3,993
                                 =====        =====        =====

6 INTEREST RECEIVABLE AND SIMILAR INCOME

                                  2003          2002         2001
                            (POUND)000    (pound)000   (pound)000

Bank interest receivable             1            1           41
Other interest receivable           14           14           --
                                 -----        -----        -----
                                    15           15           41
                                 =====        =====        =====

7 INTEREST PAYABLE AND SIMILAR CHARGES

                                  2003          2002         2001
                            (POUND)000    (pound)000   (pound)000

Bank overdraft                       4           15            2
Other loans                         --          169          203
Finance lease and
  hire purchase contracts            1            4            9
                                 -----        -----        -----
                                     5          188          214
                                 =====        =====        =====

                                      1-8

NOTES (continued)

8 TAXATION

a) Analysis of tax (credit)/charge

                                              2003          2002         2001
                                            (POUND)       (pound)      (pound)

Tax credit on profit before tax
Current tax on income for the year             (2)          (143)         --
Adjustments in respect of prior years          --             --         (21)
                                             ----           ----         ---
Total current tax                              (2)          (143)        (21)
Deferred tax                                 (629)            --          --
                                             ----           ----         ---
                                             (631)          (143)        (21)
                                             ====           ====         ===

b) The total current (credit)/charge for the year is higher (2002 and 2001:
higher) than the standard rate of corporation tax for small companies in the UK
19% (2002 and 2001: 20%).The differences are explained below:

                                                           2003          2002           2001
                                                          (POUND)       (pound)        (pound)

Current tax reconciliation
Profit / (Loss) on ordinary activities before tax           936         (3,207)        (3,595)
                                                           ----           ----           ----
Current tax at 19% (2002 and 2001: 20%)                     178           (641)          (719)

Effects of:
Expenses not deductible for tax purposes                     11             55             70
Depreciation in excess of capital allowances                  4             48            (32)
Utilisation of tax losses                                  (155)            --            159
Other timing differences                                     (5)            --             (4)
Marginal rate relief                                         (2)            --             --
Unrecognised tax losses                                      --            548            341
R&D tax credit relief                                        (3)          (143)            --
Long term timing differences                                (30)           (10)           185
Adjustments in respect of prior years                        --             --            (21)
                                                           ----           ----           ----
Total current tax charge                                     (2)          (143)           (21)
                                                           ====           ====           ====

       Factors that may affect future tax charges are disclosed in note 15.

                                      1-9

NOTES (continued)

9        INTANGIBLE FIXED ASSETS

                                RESEARCH AND     INTELLECTUAL           TOTAL
                                 DEVELOPMENT         PROPERTY
                                       COSTS           RIGHTS
                                  (pound)000       (pound)000      (pound)000
 COST
At beginning of 2001                      --               --              --
Additions                                 --              199             199
                                   ---------        ---------       ---------
At end of 2001                            --              199             199
                                   =========        =========       =========
At beginning of 2002                      --              199             199
Additions                                 --               52              52
                                   ---------        ---------       ---------
At end of 2002                            --              251             251
                                   =========        =========       =========
At beginning of 2003                      --              251             251
Additions                                266               13             279
                                   ---------        ---------       ---------
At end of 2003                           266              264             530
                                   =========        =========       =========

AMORTISATION
At beginning of 2001                      --               --              --
Charged in year                           --               33              33
                                   ---------        ---------       ---------
At end of 2001                            --               33              33
                                   =========        =========       =========
At beginning of 2002                      --               33              33
Charged in year                           --               99              99
                                   ---------        ---------       ---------
At end of 2002                            --              132             132
                                   =========        =========       =========
At beginning of 2003                      --              132             132
Charged in year                           --              132             132
                                   ---------        ---------       ---------
At end of 2003                            --              264             264
                                   =========        =========       =========
NET BOOK VALUE
AT 31 DECEMBER 2003                      266               --             266
                                   =========        =========       =========
At 31 December 2002                       --              119             119
                                   =========        =========       =========
At 31 December 2001                       --              166             166
                                   =========        =========       =========

                                      1-10

NOTES (continued)

9 INTANGIBLE FIXED ASSETS (continued)

As described in note 1 the company has changed its accounting policy during the year. Development costs which have met the criteria of SSAP 13 "Research and development" have been capitalised and are being written off over the expected life of the product. This has been estimated as three years for the current products capitalised and during the period (pound)266,000 of costs primarily consisting of consumable products and internal labour have been capitalised.

On 31 August 2001, Dione Plc completed the acquisition of certain trade and assets of Sonera Solutions Oy, the operations of which now form a branch of the company ("Systek"). The purchase price of (pound)200,000 has been apportioned between fixed asset additions and Intellectual Property Rights ("IPR"). The IPR allows Systek to continue charging licence fees to merchants who use the Dione terminals with Systek's application software. The IPR is being amortised over a period of 2 years, representing a prudent estimate of the remaining useful life of terminals in use by customers.

On 2 December 2002, Dione Plc completed the acquisition of certain trade and assets of Semel Oy, the operation has been absorbed into the company. The part purchase price (representing 80%) of (pound)52,000 has been apportioned between fixed asset additions and Intellectual Property Rights ("IPR"). The IPR allows
Systek to continue charging licence fees to merchants who use the Dione terminals with Semel's application software. The balance (20%) was paid in
January 2003. The IPR has been amortised over a period of one year starting
January 2003, representing a prudent estimate of the remaining useful life of terminals in use by customers.

                                      1-11

NOTES (continued)

10 TANGIBLE FIXED ASSETS

                                    LEASEHOLD          PLANT AND             OFFICE             TOTAL
                                 IMPROVEMENTS          MACHINERY          EQUIPMENT
                                   (POUND)000         (POUND)000         (POUND)000         (POUND)000

COST
At 1 January 2001                         271                761                557              1,589
Additions                                  34                117                 87                238
Disposals                                  --                 (3)                (2)                (5)
                                   ----------         ----------         ----------         ----------
At 31 December 2001                       305                875                642              1,822
                                   ==========         ==========         ==========         ==========
At 1 January 2002                         305                875                642              1,822
Additions                                   1                176                 46                223
                                   ----------         ----------         ----------         ----------
At 31 December 2002                       306              1,051                688              2,045
                                   ==========         ==========         ==========         ==========
At 1 January 2003                         306              1,051                688              2,045
Additions                                  --                213                 80                293
Disposals                                 (43)                --                (35)               (78)
                                   ----------         ----------         ----------         ----------
At 31 December 2003                       263              1,264                733              2,260
                                   ----------         ----------         ----------         ----------
DEPRECIATION
At 1 January 2001                         123                556                346              1,025
Charge for the year                        69                 82                106                257
Disposals                                  --                 (1)                --                 (1)
                                   ----------         ----------         ----------         ----------
At 31 December 2001                       192                637                452              1,281
                                   ==========         ==========         ==========         ==========
At 1 January 2002                         192                637                452              1,281
Charge for the year                        72                 83                 98                253
                                   ----------         ----------         ----------         ----------
At 31 December 2002                       264                720                560              1,534
                                   ==========         ==========         ==========         ==========
At 1 January 2003                         264                720                550              1,534
Charge for the year                        23                 97                 81                201
Foreign exchange adjustment                --                 --                 (1)                (1)
Disposals                                 (24)                --                (32)               (56)
                                   ----------         ----------         ----------         ----------
At 31 December 2003                       263                817                598              1,678
                                   ==========         ==========         ==========         ==========
NET BOOK VALUE
AT 31 DECEMBER 2003                        --                447                135                582
                                   ==========         ==========         ==========         ==========
At 31 December 2002                        42                331                138                511
                                   ==========         ==========         ==========         ==========
At 31 December 2001                       113                238                190                541
                                   ==========         ==========         ==========         ==========

The net book value of tangible fixed assets includes an amount of (pound)6,000
(2002:(pound)18,000: 2001: (pound)46,000) in respect of assets held under finance leases and hire purchase contracts. The depreciation charge for the year on these assets was (pound)19,000 (2002:(pound)28,000; 2001: (pound)49,000).

                                      1-12

NOTES (continued)

11 STOCKS

                                                              2003              2002             2001
                                                         (POUND)000       (pound)000       (pound)000

Raw materials and consumables                                   244              515            1,038
Finished goods and goods for resale                             721              422              348
                                                              -----            -----            -----
                                                                965              937            1,386
                                                              =====            =====            =====

12 DEBTORS: DUE WITHIN ONE YEAR

                                                               2003             2002             2001
                                                         (POUND)000       (pound)000       (pound)000

Trade debtors                                                 3,069            1,118            2,571
Deferred tax                                                    629             --               --
Other debtors                                                    82              248              176
Prepayments and accrued income                                   78              148              106
                                                              -----            -----            -----
                                                              3,858            1,514            2,853
                                                              =====            =====            =====

13 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                               2003             2002             2001
                                                         (POUND)000       (pound)000       (pound)000

Obligations under finance leases and
 hire purchase contracts                                          2               16               29
Trade creditors                                               1,118            1,054            2,168
Other creditors                                               3,565            3,265            3,199
Current tax                                                       1             --               --
Accruals and deferred income                                  1,504            1,320              248
Deferred income from extended warranty and
 service contracts                                            1,495            1,259            1,162
                                                              -----            -----            -----
                                                              7,685            6,914            6,806
                                                              =====            =====            =====

14 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                               2003             2002             2001
                                                         (POUND)000       (pound)000       (pound)000

Obligations under finance leases and hire purchase                6             --                 18
contracts
Deferred income from extended warranty and
 service contracts                                            2,573            2,087            2,157
                                                              -----            -----            -----
                                                              2,579            2,087            2,175
                                                              =====            =====            =====

                                      1-13

NOTES (continued)

15 DEFERRED TAX ASSETS

The elements of deferred tax are as follows:

                                              2003                               2002                            2001
                                    RECOGNISED     UNRECOGNISED       Recognised     Unrecognised      Recognised     Unrecognised
                                    (POUND)000       (POUND)000       (pound)000       (pound)000      (pound)000       (pound)000

Short term timing differences               80               --               --               --              --               --
Accelerated capital                          6               --               --               78              --               30
allowances
Tax losses                                 543               --               --              901              --              354
Long term timing differences                --              359               --              410              --              419
                                    ----------       ----------       ----------       ----------      ----------       ----------
                                           629              359               --            1,389              --              803
                                    ==========       ==========       ==========       ==========      ==========       ==========

The movement on deferred tax are as follows:

                                                       2003          2002          2001
                                                 (POUND)000    (pound)000    (pound)000

As at 1 January 2003                                     --            --            --
Credit to profit and loss account                       629            --            --
                                                 ----------    ----------    ----------
AS AT 31 DECEMBER 2003                                  629            --            --
                                                 ==========    ==========    ==========

A deferred tax benefit has been recognised during 2003 based on future taxable profits being available. The directors have considered the trading profit of
2003, in conjunction with the forecast profit for the year ended 31 December
2004 in the amount recognised.

                                      1-14

NOTES (continued)

16 CALLED UP SHARE CAPITAL

                                                                      2003              2002             2001
                                                                (POUND)000        (pound)000       (pound)000

AUTHORISED
15,970,153 (2001: 11,000,000)  Ordinary shares of 1p each              160               160              110
2,307,700 Series A Preference shares of 1p (2001:
2,307,700 cumulative convertible redeemable share of 1p each)           23                23               23
3,000,000 (2001: nil) Series B Preference shares of 1p                  30                30               --
                                                                ----------        ----------       ----------
                                                                       213               213              133
                                                                ==========        ==========       ==========
ALLOTTED, CALLED UP AND FULLY PAID
10,000,000 Ordinary shares of 1p each                                  100               100              100
2,307,700 Series A Preference shares of 1p (2001:
2,307,700 cumulative convertible redeemable share of 1p each)           23                23               23
1,500,000 (2001: nil) Series B Preference shares of 1p                  15                15               --
                                                                ----------        ----------       ----------
                                                                       138               138              123
                                                                ==========        ==========       ==========

The Company's share capital was restructured as follows on 24 December 2002:

o   through the creation of a further 4,970,153 ordinary shares of 1p each
    ("Ordinary Shares");

o   by the re-classification of the existing 2,307,700 cumulative convertible redeemable shares of 1p each as Series A preference shares of 1p each
    ("Series A Preference Shares"); and

o   through the creation of 3,000,000 Series B preference shares of 1p each
    ("Series B Preference Shares").

The rights attaching to the various classes of shares are summarised below:

Income

The Series A Preference Shares are entitled to a fixed cumulative preference dividend ("the Preference Dividend") at the annual rate of 8% per annum on the subscription price (including any premium) of each of the Series A Preference
Shares, in respect of the period starting on the date of first allotment of such shares and ending on 31 October 2002. An appropriation is made to the profit and loss account for the Preference Dividend relating to the financial year. The
Preference Dividend accrues in priority to any other dividends or distributions to holders of any other class of shares.

The Preference Dividend is payable in the event of a redemption of the Series A
Preference Shares (pro rata to the number of shares being redeemed) or upon the occurrence of a Liquidity Event (as defined in the Company's articles of association). In certain circumstances the Preference Dividend will remain payable notwithstanding that the Series A Preference Shares have been converted into Ordinary Shares.

                                      1-15

NOTES (continued)

16 CALLED UP SHARE CAPITAL (continued)

Capital

Upon a return of capital (and also upon a return to shareholders of profits or proceeds arising from a change of control) the net proceeds are (subject to certain revisions where the trigger for the distribution is an insolvency event)
to be distributed in the following order of priority:

o   firstly, in paying to the holders of Series B Preference Shares, on a pro rata basis, an amount equal to the aggregate subscription price paid for the
    Series B Preference Shares then in issue and/or, if relevant, all amounts payable upon a redemption of such shares where the redemption has not then been completed;

o   secondly, in paying to the holders of Series A Preference Shares, on a pro rata basis, an amount equal to 50% of the aggregate subscription price paid for the Series A Preference Shares then in issue and the Preference Dividend or all amounts payable upon a redemption of such shares where the redemption has not then been completed. This provision does not apply if the profits, assets, capital or proceeds available for distribution to shareholders is
    (pound)44,750,000 or more;

o   thirdly, in paying to the holders of Ordinary Shares in issue on or prior to
    14 June 1999, on a pro rata basis, an amount equal to the aggregate subscription price paid for such Ordinary Shares. This provision does not apply if the profits, assets, capital or proceeds available for distribution to shareholders is (pound)44,750,000 or more;

o   fourthly, in paying to the holders of any deferred shares, on a pro rata basis, an amount equal to the aggregate subscription price paid for such shares; and

o   any remaining assets are to be distributed between the holders of Ordinary
    Shares, Series A Preference Shares and Series B Preference Shares on a pro
    rata basis (provided that any participation by the holders of Series A
    Preference Shares and Series B Preference Shares shall be as if they held
    Ordinary Shares following exercise of the right of conversion detailed below).

Conversion

The Series A Preference Shares and the Series B Preference Shares will automatically convert into fully paid Ordinary Shares on a Listing (as defined in the Company's articles of association). In addition, at any time prior to a
Listing any holder of such shares may convert all or any part of his holding into fully paid Ordinary Shares. Any conversion of Series B Preference Shares into Ordinary Shares will be made at the rate of one Ordinary Share for each
Series B Preference Share. Any conversion of Series A Preference Shares into
Ordinary Shares will be made at the rate of 2,970,153 Ordinary Shares for
2,307,700 Series A Preference Shares (being approximately 1.287062 Ordinary
Shares for each Series A Preference Share). The conversion rates are subject to appropriate adjustment in the event of future revisions to the Company's capital structure.

Redemption

Any holder of Series A Preference Shares and/or Series B Preference Shares may,
at any time after 30 June 2006, seek the redemption of all Series A Preference
Shares and/or Series B Preference Shares then held by him. Redemption is to take place in two instalments, the first redemption date being the later of 31
October 2006 or four months after the service of the relevant redemption notice with the second instalment being redeemed on the first anniversary of the redemption of the first instalment. In addition, the Company may at any time require redemption of all or part of the Series B Preference Shares. If the
Company issues notice to redeem part of the Series B Preference Shares, the number of shares to be redeemed must be at least 1,000 Series B Preference
Shares or a multiple thereof. Any redemption initiated by the Company is to take place 25 business days after the date of issue of the relevant redemption notice.

                                      1-16

NOTES (continued)

16 CALLED UP SHARE CAPITAL (continued)

Redemption of the Series A Preference Shares and/or the Series B Preference
Shares is to take place in the following order of priority:

o   firstly, the holders of each Series B Preference Share which is to be redeemed are to be paid an amount equal to the higher of the fair market value of the Series B Preference Shares at the date of redemption or the aggregate subscription price paid for the Series B Preference Shares; and

o   secondly, the holders of each Series A Preference Share which is to be redeemed are to be paid an amount equal to the higher of the fair market value attributed to the Series A Preference Shares at the date of redemption or the aggregate subscription price paid for the Series A Preference Shares together with the Preference Dividend.

The maximum amount payable on the first redemption date is not to exceed 50% of the free cash flow of the Company in that year.

Voting

On a poll, each holder of Ordinary Shares is entitled to one vote in respect of each fully paid Ordinary Share held by him. Each holder of Series A Preference
Shares or Series B Preference Shares is, on a poll, entitled to one vote in respect of each Ordinary Share to which that holder would then be entitled had his entire holding of Series A Preference Shares or Series B Preference Shares
been converted into Ordinary Shares at the conversion rate then prevailing.

Deferred shares

The Company may, on conversion of Series A Preference Shares or Series B
Preference Shares, create deferred shares having a nominal value equivalent to that of the Ordinary Shares into which the Series A Preference Shares and the
Series B Preference Shares have been converted. Any such Deferred Shares will not carry any voting rights. Following the creation of any Deferred Shares, the
Company may redeem all of the Deferred Shares then in issue at a price not exceeding one pence for all Deferred Shares so redeemed.

                                      1-17

NOTES (continued)

17 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

                                                                   2003            2002            2001
                                                             (POUND)000      (pound)000      (pound)000

Opening shareholders' (deficit)/funds as previously             (2,642)         (1,030)           1,619
  reported
Prior period adjustment:
Application Note G                                              (2,048)         (2,096)          (1,171)
                                                             ----------      ----------      ----------

Opening shareholders' (deficit)/funds as restated               (4,690)         (3,126)             448

New series B Preference shares                                       --           1,500              --
Retained  profit / (loss) for the financial year                  1,567         (3,430)         (3,940)
Add back unpaid dividends on Series A Preference shares              --             366             366
Exchange differences on foreign currency (Finland branch)             6              --              --
                                                             ----------      ----------      ----------
CLOSING SHAREHOLDERS' DEFICIT                                   (3,117)         (4,690)         (3,126)
                                                             ==========      ==========      ==========

ATTRIBUTABLE TO:
Equity shareholders                                            (10,489)        (12,062)         (8,632)
Non-equity shareholders                                           7,372           7,372           5,506
                                                             ----------      ----------      ----------
                                                                (3,117)         (4,690)         (3,126)
                                                             ==========      ==========      ==========
NON-EQUITY SHAREHOLDERS FUNDS
Issued share capital                                                 38              38              23
Share premium                                                     6,036           6,036           4,551
Accumulated non-equity appropriations                             1,298           1,298             932
                                                             ----------      ----------      ----------
                                                                  7,372           7,372           5,506
                                                             ==========      ==========      ==========

18 SHARE PREMIUM AND RESERVES

                                                          SHARE PREMIUM      PROFIT AND           TOTAL
                                                                ACCOUNT    LOSS ACCOUNT
                                                             (POUND)000      (POUND)000      (POUND)000

At 31 December 2001                                               4,551         (7,800)         (3,249)
Retained loss for the year                                           --         (3,430)         (3,430)
Add back unpaid dividends on Series A
  Preference shares                                                  --             366             366
New Series B Preference shares                                    1,485              --           1,485
                                                             ----------      ----------      ----------
At 31 December 2002                                               6,036        (10,864)         (4,828)
Retained profit for the year                                         --           1,567           1,567
Exchange differences on foreign currency (Finland branch)            --               6               6
                                                             ----------      ----------      ----------
AT 31 DECEMBER 2003                                               6,036         (9,291)         (3,255)
                                                             ==========      ==========      ==========

                                      1-18

NOTES (continued)

19 ANNUAL COMMITMENTS UNDER NON-CANCELLABLE OPERATING LEASES ARE AS FOLLOWS:

                                                   2003             2002          2001
                                             (POUND)000      (pound)000     (pound)000

LAND AND BUILDINGS
Expiry date:
Within one year                                      --              32             --
In the second to fifth years inclusive              403              84            190
                                             ----------      ----------     ----------
                                                    403             116            190
                                             ==========      ==========     ==========
OTHER
Expiry date:
Within one year                                      --              17             20
In the second to fifth years inclusive               23              23             63
                                             ----------      ----------     ----------
                                                     23              40             83
                                             ==========      ==========     ==========

The company's leases of land and buildings are subject to periodic rent review.

                                      1-19

NOTES (continued)

20 PRIOR PERIOD ADJUSTMENT

The change in accounting policy arising from Application Note G as described in note 1 has resulted in the following restatements:

                                                                      AS PREVIOUSLY     ADJUSTMENT      RESTATED
                                                                           REPORTED
                                                                         (pound)000    (pound)000    (POUND)000
PROFIT AND LOSS ACCOUNT
2003

Turnover                                                                     17,766          (722)       17,044
Profit on ordinary activities before taxation                                   779           157           936

2002
Turnover                                                                     12,250            48        12,298
Loss on ordinary activities before taxation                                  (3,255)           48        (3,207)

2001
Turnover                                                                     14,697         (925)        13,772
Loss on ordinary activities before taxation                                  (2,670)        (925)        (3,595)

BALANCE SHEET
CREDITORS FALLING DUE WITHIN ONE YEAR
Deferred income from extended warranty and
  service contracts                                         2003                 --       (1,495)       (1,495)
                                                            2002                 --       (1,259)       (1,259)
                                                            2001                 --       (1,162)       (1,162)

CREDITORS FALLING DUE AFTER MORE THAN ONE YEAR
Deferred income from extended warranty and
  service contracts                                         2003                 --       (2,573)       (2,573)
                                                            2002                 --       (2,087)       (2,087)
                                                            2001                 --       (2,157)       (2,157)
PROVISIONS FOR LIABILITIES AND CHARGES
Warranty provision                                          2003              2,177       (2,177)            --
                                                            2002              1,298       (1,298)            --
                                                            2001              1,225       (1,225)            --

21 PENSION SCHEME

         The company operates a defined contribution pension scheme. The pension cost charge for the period represents contributions payable by the company to the fund and amounted to (pound)238,000 (2002:(pound)203,000; 2001
(pound)194,000).

                                      1-20

NOTES (continued)

22 RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH INFLOW FROM OPERATING
   ACTIVITIES

                                                              2003               2002               2001
                                                        (POUND)000         (pound)000         (pound)000

Operating profit / (loss)                                      926            (3,034)            (3,422)
Depreciation charge                                            200                253               257
Amortisation of intangible assets                              132                 99                33
Loss on disposal of fixed assets                                20                 --                 2
(Increase)/decrease in stocks                                 (28)                449              (383)
(Increase)/decrease in debtors                             (1,713)              1,339             3,626
Loss on disposal of current asset investments                   --                 --                24
Increase / (decrease) in creditors                           1,277              (120)            (1,067)
                                                        ----------         ----------         ----------
NET CASH INFLOW / (OUTFLOW) FROM OPERATING
ACTIVITIES                                                     814            (1,014)              (930)
                                                        ==========         ==========         ==========

23 RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                              2003               2002               2001
                                                        (POUND)000         (pound)000         (pound)000

INCREASE/(DECREASE) IN CASH IN THE PERIOD                      246                321            (1,248)

Cash outflow from decrease in lease financing                    8                 29                 48
                                                        ----------         ----------         ----------
MOVEMENT IN NET DEBT IN THE PERIOD                             254                350            (1,200)
NET DEBT AT THE START OF THE PERIOD                          1,214                864              2,064
                                                        ----------         ----------         ----------
NET DEBT AT THE END OF THE PERIOD                            1,468              1,214                864
                                                        ==========         ==========         ==========

24 ANALYSIS OF NET DEBT

                                       At                               At                            AT
                              31 December             Cash     31 December           Cash    31 DECEMBER
                                     2001             flow            2002           flow           2003
                               (pound)000       (pound)000      (pound)000     (pound)000     (POUND)000

Cash in hand and at bank              909              321           1,230            246          1,476
Finance leases                       (45)              29             (16)              8            (8)
                               ----------       ----------      ----------     ----------     ----------
                                      864              350           1,214            254          1,468
                               ==========       ==========      ==========     ==========     ==========

                                      1-21

NOTES (continued)

25       RELATED PARTY TRANSACTIONS

         The following related party transactions have been included in the profit and loss account during the year and in the balance sheet at the year end.

RELATED PARTY            RELATIONSHIP      NATURE     INTEREST    Interest        BALANCE        Balance       Balance
                                                       ACCRUED     accrued    OUTSTANDING    Outstanding   Outstanding
                                                        DURING      during    31 DECEMBER    31 December   31 December
                                                          2003        2002           2003           2002          2001
                                       (POUND)000   (POUND)000  (pound)000     (POUND)000     (pound)000    (pound)000

Freden Foundation            40.625%         Loan           --         169          3,111          3,111         2,942
                        shareholding      advance

Interest of 10% per annum following (pound)169,000 was charged on the loan up until 31 October 2002.

GE Capital which has a 18.75% shareholding charged management fees of
(pound)30,000 (2002: (pound)31,250; 2001:(pound)28,125) which were expensed to the profit and loss account during the year. The balance outstanding as at 31
December 2003 was (pound)7,500 (2002:(pound)15,000: 2001: (pound)6,250).

Condor Corporate Services (a related party to Scot Young 40.625% shareholding)
is the landlord of Dione House which has an annual rent of (pound)330,000. No payments were made during the period as the lease has a six month rent free period. This is being spread over the lease period for accounting purposes.

26 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLE

         The financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"), which differ in certain respects from generally accepted accounting principles in the United
States ("US GAAP"). Differences which have an effect on the combined net loss and shareholders' deficit are set out below.

         EFFECT ON NET PROFIT/(LOSS) OF DIFFERENCES BETWEEN UK AND US GAAP

                                                                              31 December
                                                      Note         2003          2002             2001
                                                                (POUND)000    (pound)000       (pound)000

Net profit/(loss) on ordinary activities after
  taxation                                                          1,567         (3,064)          (3,574)
Under UK GAAP

Adjustment for:
Development costs                                      (i)           (266)            --               --
Imputed interest                                     (iii)           (203)           (34)              --
                                                                ----------    ----------       ----------
NET PROFIT/(LOSS) AS ADJUSTED FOR US GAAP                            1,098        (3,098)          (3,574)
                                                                ==========    ==========       ==========

                                      1-22

NOTES (continued)

27 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLE (continued)

EFFECT ON SHAREHOLDERS DEFICIT OF DIFFERENCES BETWEEN UK AND US GAAP

                                                                              31 December
                                                      Note         2003          2002            2001
                                                                (POUND)000    (pound)000       (pound)000

Shareholders' deficit under UK GAAP                                (3,117)       (4,690)          (3,126)

Adjustment for:
Development costs                                      (i)           (266)            --               --
Preference shares                                     (ii)         (7,372)       (7,372)          (5,506)
                                                                ----------    ----------       ----------
SHAREHOLDERS' DEFICIT AS ADJUSTED FOR US GAAP                     (10,755)      (12,062)          (8,632)
                                                                ==========    ==========       ==========

(i)  Development costs

Under UK GAAP development costs that meet the criteria to be capitalised in accordance with SSAP 13 have been capitalised and will be amortised over their expected useful lives. Under US GAAP such development costs are charged to the profit and loss account in the year they are incurred.

(ii) Preference shares

Under UK GAAP, Preference Shares of a single entity are reported within
Shareholders' Funds, even where those shares are economically similar to debt.
Under US GAAP, Preference Shares should be classified outside of Shareholders'
Funds if they are redeemable at a fixed or determinable price on a fixed or determinable date and at the option of the holder. This applies to the series A and Series B preference shares.

(iii)  Imputed interest

Under US GAAP there is a general presumption that a loan note's stipulated rate of interest is fair and reasonable unless no interest rate is stated. As at 31
October 2002 the shareholder loan (refer note 25) became non interest bearing, and so interest was imputed for UK GAAP accounts. Interest has been imputed at the fixed rate in the original loan agreement under US GAAP. There is no affect to shareholders funds as the credit is accounted for as additional paid in capital.

(iv)  Cashflows

The cash flow statement is prepared in accordance with the UK Financial
Reporting Standard No.1 Revised ("FRS 1"), `Cash Flow Statements' for UK GAAP
reporting. Its objectives and principles are similar to those set out in SFAS 95
`Statement of Cash Flows'. The principal differences between the standards is in respect of classification. Under FRS 1 Revised, the group presents its cash flow for: operating activities, returns on investments and servicing of finance;
taxation; capital expenditure and financial investments; acquisition and disposals; equity dividends paid; management of liquid resources; and financing.
SFAS 95 requires only three categories of cash flow activity: operating;
investing; and financing.

                                      I-23

NOTES (continued)

27 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLE (continued)

Summary Cash Flow information as present in accordance with US GAAP is provided below:

                                            2003          2002          2001
                                         (POUND)000    (pound)000    (pound)000
Cash was (used in)/provided by:
Operating activities                            558          (875)        (912)
Investing activities                           (304)         (275)        (288)
Financing activities                             (8)        1,471          (48)

Net increase/(decrease) in cash                 246           321       (1,248)
Cash at the beginning of year                 1,230           909        2,157
                                         ----------    ----------    ---------
CASH AT END OF YEAR                           1,476         1,230          909
                                         ==========    ==========    =========

(v) The US GAAP profit and loss differences have not been tax affected as they would give rise to an additional deferred tax asset. The company has already recognised a deferred tax asst under UK GAAP of (pound)629,000 (refer to note
15) and consider that any additional recognition for the US GAAP differences would not meet the criteria of more likely than not due to the extended time frame for the assets to reverse.

28 POST BALANCE SHEET EVENT

On 3 October 2004, Dione plc entered into a sale and purchase agreement with
Lipman Electronic Engineering Ltd. for the entire share capital of Dione plc.
Lipman Electronic Engineering Ltd. will be the ultimate parent company.

                                      1-24